UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41843

CUSIP Number: N63018118

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

Full Name of Registrant

Next.e.GO N.V.

Former Name if Applicable

n/a

Address of Principal Executive Office (Street and Number)

Lilienthalstraße 1

City, State and Zip Code

52068 Aachen, Germany

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 02, 2024, the Company announced its decision to file an application for the opening of insolvency proceedings with the competent district court of Aachen (Amtsgericht Aachen). The decision to apply for the opening of the insolvency proceedings with the competent court follows the previously disclosed filing of the application for the opening of insolvency proceedings by Next.e.GO Mobile SE, the main subsidiary of Next.e.GO N.V. Due to the ongoing insolvency proceedings, the Company is not in a position to pay the relevant auditor fees and therefore is currently - and most likely in the foreseeable future will - not be able to obtain audited financial statements for the fiscal year 2023.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Eelco van der Leij	+49	151 44131 104
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Next.e.GO N.V. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Next.e.GO N.V.

By:	/s/ Eelco van der Leij
Name: Eelco van der Leij
Title: Executive Director and CFO

Date: April 30, 2024

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